AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2005
SECURITIES ACT FILE NO. 333-102751
INVESTMENT COMPANY ACT FILE NO. 811-21288

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment Number 3)

Advisory Hedged Opportunity Fund
(Name of Issuer)

Advisory Hedged Opportunity Fund
(Name of Person(s) Filing Statement)

Shares of Beneficial Interest
(Title of Class of Securities)

00764J104
(CUSIP Number of Class of Securities)
William F. Truscott American Express Financial Corporation 200 AXP Financial Center Minneapolis, Minnesota 55474

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Robert W. Helm, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006 (202) 261-3300	Kimberly Dopkin Rasevic, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006 (202) 261-3300

October 21, 2004
(Date Tender Offer First Published,
Sent or Given to Security Holders)

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO of Advisory Hedged Opportunity Fund (the "Fund") relating to an offer to purchase (the "Offer") up to $3,635,514.00 of shares of beneficial interest ("Shares") in the Fund or portions thereof pursuant to tenders by shareholders of the Fund ("Shareholders") at a price equal to the net asset value of Shares as of December 31, 2004 and originally filed with the Securities and Exchange Commission on October 21, 2004, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 12:00 midnight, Eastern Time, on Friday, November 19, 2004. Pursuant to the Offer, $26,914.77 of Shares were tendered and accepted by the Fund at a net asset value per Share of $10.39 as determined as of December 31, 2004 (which reflects an adjustment from the $26,862.96 of Shares at a net asset value per Share of $10.37 as reflected in Amendment No. 2 to the Fund's Schedule TO filed on February 4, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVISORY HEDGED OPPORTUNITY FUND

By: /s/ Peter Gallus
        -------------------
        Peter Gallus
        Vice President and Secretary

April 7, 2005